

# PATENT COOPERATION TREATY (PCT)

The document is described as follows:

| | |
|---|---|
| International application number: | PCT/US2025/049220 |
| Date of entry into IB file: | 05 June 2026 |
| Type of document: | Chapter II Demand for IPEA |

# ePCT - Cover Letter

## ePCT Action: Submit Chapter II Demand

Competent IPEA:

KR

IA Number:

PCT/US2025/049220

The following documents were submitted as attachments:

- Chapter II Demand : 1 document

- Article 34 Amendments: 1 document

- Letter accompanying amendments under Article 34: 1 document

| | |
|---|---|
| Signature: | /Steven COOPER/ |
| Signatory: | COOPER, Steven ( Agent ) |
| Date: | 05 June 2026 08:45:59 KST |
| User Name: | Steven COOPER |
| Authentication: | Sign-in with strong authentication |

# PCT

## DEMAND

under Article 31 of the Patent Cooperation Treaty:
The undersigned requests that the international application specified below be the subject of international preliminary examination according to the Patent Cooperation Treaty.

**For International Preliminary Examining Authority use only**

| Identification of IPEA: KR | Date of receipt of DEMAND:<br>05 June 2026(05.06.2026) |
|---|---|

| **Box No. I IDENTIFICATION OF THE INTERNATIONAL APPLICATION** | | Applicant's or agent's file reference<br>24286-721A602 |
|---|---|---|
| International application No.<br>PCT/US2025/049220 | International filing date<br>02 October 2025(02.10.2025) | (Earliest) Priority date<br>04 October 2024(04.10.2024) |

| Title of invention |
|---|
| METHODS FOR ENDOGENOUS DECENTRALIZED MONETARY SYSTEMS |

| **Box No. II APPLICANT(S)** | |
|---|---|
| Name and address:<br>**MSHIFT, INC.**<br>**1908 Thomes Avenue**<br>**Cheyenne, Wyoming 82001**<br>**United States of America** | Telephone No. |
| | Facsimile No. |
| | Applicant's registration No. with the Office |

| Nationality:<br>United States of America | Residence:<br>United States of America |
|---|---|

**E-mail authorization:** Marking one of the check-boxes below authorizes the International Bureau and the International Preliminary Examining Authority to use the e-mail address indicated in this Box to send notifications issued in respect of this international application if those offices are willing to do so.

☐ ePCT (email with a link to view and download the document in ePCT)

☑ Email (email with PDF attachment)

E-mail address: xmzhou@mshift.com

☐ Further applicants are indicated on a continuation sheet.

**Box No. III AGENT OR COMMON REPRESENTATIVE; OR ADDRESS FOR CORRESPONDENCE**

The following person is ☑ agent          ☐ common representative

and ☐ has been appointed earlier and represents the applicant(s) also for international preliminary examination.

☐ is hereby appointed and any earlier appointment of (an) agent(s)/common representative is hereby revoked.

☑ is hereby appointed, specifically for the procedure before the International Preliminary Examining Authority, in addition to the agent(s)/common representative appointed earlier.

| Name and address:<br>COOPER, Steven<br>55 Smith Avenue<br>Mt. Kisco, 10549<br>United States of America | Telephone No.<br>+1 (203) 653-8789 |
|---|---|
| | Facsimile No. |
| | Agent's registration No. with the Office<br>USPTO 65716 |

**E-mail authorization:** Marking one of the check-boxes below authorizes the International Bureau and the International Preliminary Examining Authority to use the e-mail address indicated in this Box to send notifications issued in respect of this international application if those offices are willing to do so.

☑ ePCT (email with a link to view and download the document in ePCT)

☐ Email (email with PDF attachment)

E-mail address: scooper@frblaw.com

☐ **Address for correspondence:** Mark this check-box where no agent or common representative is/has been appointed and the space above is used instead to indicate a special address to which correspondence should be sent.

**Box No. IV BASIS FOR INTERNATIONAL PRELIMINARY EXAMINATION**

**Statement concerning amendments:***

1. The applicant wishes the international preliminary examination to start on the basis of:

the description          ☑ as originally filed, or
                         ☐ as amended under Article 34

the sequence listing (if any) ☐ as originally filed, or
                         ☐ as amended under Article 34

the claims               ☐ as originally filed, or
                         ☐ as amended under Article 19, and/or
                         ☑ as amended under Article 34

the drawings (if any)    ☑ as originally filed, or
                         ☐ as amended under Article 34

2. ☐ The applicant wishes any amendment to the claims under Article 19 to be considered as reversed.

3. ☐ Where the IPEA wishes to start the international preliminary examination at the same time as the international search in accordance with Rule 69.1(b), the applicant requests the IPEA **to postpone** the start of the international preliminary examination until the expiration of the applicable time limit under Rule 69.1(d).

4. ☐ The applicant expressly requests **to postpone** the start of the international preliminary examination until the expiration of the applicable time limit under Rule 54bis.1(a).

* Where no check-box is marked, international preliminary examination will start on the basis of the international application as originally filed or, where a copy of amendments to the claims under Article 19 and/or amendments of the international application under Article 34 are received by the International Preliminary Examining Authority before it has begun to draw up a written opinion or the international preliminary examination report, as so amended.

**Language for the purposes of international preliminary examination:** English

☑ which is the language in which the international application was filed.

☐ which is the language of a translation furnished for the purposes of international search.

☐ which is the language of publication of the international application.

☐ which is the language of the translation (to be) furnished for the purposes of international preliminary examination.

**Box No. V ELECTION OF STATES**

The filing of this demand constitutes the election of all Contracting States which are designated and are bound by Chapter II of the PCT.

**Box No. VI CHECK LIST**

The demand is accompanied by the following elements, in the language referred to in Box No. IV, for the purposes of international preliminary examination:

- Article 34 Amendments: 1 document
- Letter accompanying amendments under Article 34: 1 document

**Box No. VII SIGNATURE OF APPLICANT, AGENT OR COMMON REPRESENTATIVE**
*Next to each signature, indicate the name of the person signing and the capacity in which the person signs (if such capacity is not obvious from reading the demand).*

**/Steven COOPER/**

Name (LAST, First): **COOPER, Steven**

**For International Preliminary Examining Authority use only**

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| 1. Date of actual receipt of DEMAND: 05 June 2026(05.06.2026) |
| 2. Adjusted date of receipt of demand due to CORRECTIONS under Rule 60.1(b): |

| | |
|---|---|
| 3. ☐ The date of receipt of the demand is AFTER the expiration of 19 months from the priority date and item 4 or 5, below, does not apply.<br>  ☐ The applicant has been informed accordingly.<br><br>4. ☐ The date of receipt of the demand is WITHIN the time limit of 19 months from the priority date as extended by virtue of Rule 80.5.<br><br>5. ☐ Although the date of receipt of the demand is after the expiration of 19 months from the priority date, the delay in arrival is EXCUSED pursuant to Rules 82 or 82quater. | 6. ☐ The date of receipt of the demand is AFTER the expiration of the time limit under Rule 54bis.1(a) and item 7 or 8, below, does not apply.<br><br>7. ☐ The date of receipt of the demand is WITHIN the time limit under Rule 54bis.1(a) as extended by virtue of Rule 80.5.<br><br>8. ☐ Although the date of receipt of the demand is after the expiration of the time limit under Rule 54bis.1(a), the delay in arrival is EXCUSED pursuant to Rules 82 or 82quater. |

**For International Bureau use only**

| |
|---|
| Demand received from IPEA on: |

# PCT

## FEE CALCULATION SHEET
### Annex to the Demand

| International application No. PCT/US2025/049220 | For International Preliminary Examining Authority use only |
|---|---|
| Applicant's or agent's file reference     24286-721A602 | Date stamp of the IPEA |

| Applicant<br>MSHIFT, INC. | |
|---|---|

**CALCULATION OF PRESCRIBED FEES**

1. Preliminary examination fee — 450000.0 (KRW)     P

2. Handling fee (Applicants from certain States are entitled to a reduction of 90% of the handling fee. Where the applicant is (or all applicants are) so entitled, the amount to be entered at H is 10% of the handling fee.) — 377000.0 (KRW)     H

3. Total of prescribed fees
   Add the amounts entered at P and H and enter total in the TOTAL box — 827000.00 (KRW)

   TOTAL

**MODE OF PAYMENT**
*(Not all modes of payment may be available at all IPEAs)*

☐ authorization to charge deposit or current account with the IPEA (see below)

☐ credit card *(details should be furnished separately and not included on this sheet)*

☐ cheque

☐ revenue stamps

☐ postal money order

☐ cash

☐ bank transfer

☐ other *(specify):*

AUTHORIZATION TO CHARGE (OR CREDIT) DEPOSIT OR CURRENT ACCOUNT
*(This mode of payment may not be available at all IPEAs)*

☐ Authorization to charge the total fees indicated above.

☐ *(This check-box may be marked only if the conditions for deposit or current accounts of the IPEA so permit)*
Authorization to charge any deficiency or credit any overpayment in the total fees indicated above.

IPEA/

Deposit or Current Account No.:

Date:

Name:

Signature:

REPLACEMENT SHEET

# CLAIMS

WHAT IS CLAIMED IS:

1.    A method for an endogenous decentralized monetary system, comprising:

a) deploying, via one or more smart contracts on a blockchain network, a governance token and a currency token, wherein the governance token represents rights for rulemaking or decision-making process for the monetary system and has finite number, wherein the currency token is configured for consumer transactions with participating retail merchants;

b) issuing, at least a portion of the governance tokens to merchants, individuals, or entities;

c) issuing the currency token upon satisfaction of issuance criteria comprising at least one of: (i) a predetermined trading time of the governance token, or (ii) a market price threshold of the governance token;

d) executing, via the one or more smart contracts, consumer transactions in the currency token and, automatically and simultaneously delivering a reward percentage of each transaction for at least a consumer, a merchant, and a payment gateway; and

e) dynamically adjusting, via the one or more smart contracts, at least one of (i) the reward percentage or (ii) interest rate credited to holders of the currency token, based on one or more indicators of inflation or deflation, so as to stabilize the value of the currency token and maintain the decentralized monetary system without central authority intervention;

f) wherein the governance tokens is tradable on one or more cryptocurrency markets to form secondary markets for the governance token; and

REPLACEMENT SHEET

g) further comprising calculating a target exchange rate of the currency token relative to a

fiat currency based on a desired zero-inflation rate of the currency token and a published

inflation index of the fiat currency.

2. Cancelled.

3. The method of claim 1, wherein the reward percentage to the payment gateway is

delivered through merchants, and adjusted periodically by rules or decisions of the

governance tokens to offset a transaction fee to achieve zero net transaction fees for

participating merchants.

4. The method of claim 1, wherein the one or more indicators of inflation or deflation are

measured by a percentage change of prices of a set of consumption goods and services in

the currency token in a given time period.

5. The method of claim 1, wherein the one or more indicators of inflation or deflation

comprise a net difference between currency tokens sold and currency tokens repurchased

by the monetary system in a given time period.

6. The method of claim 1, wherein the one or more indicators of inflation or deflation

comprise a net difference between governance tokens sold and governance tokens

repurchased by the monetary system in a given time period.

7. The method of claim 1, wherein the interest rate credited to currency token holders is

non-negative and adjustable, despite the absence of borrowing or lending relationship

between the monetary system and the currency token holders.

8. The method of claim 1, wherein the blockchain network comprises one or more

distributed ledgers configured to execute the smart contracts and record all transactions of

the governance token and the currency token.

REPLACEMENT SHEET

9.    The method of claim 1, further comprising detecting a crisis condition when a ratio of governance tokens sold to governance tokens repurchased exceeds a predefined threshold, and triggering a stabilization policy in response.

10.   Cancelled.

11.   The method of claim 1, wherein the one or more indicators of inflation or deflation of the currency token are measured by a percentage deviation from the target exchange rate.

12.   The method of claim 1, further comprising compensating a retail merchant for an exchange loss determined from a difference between the target exchange rate and an actual exchange rate for conversion of the currency token into the fiat currency.

13.   The method of claim 1, further comprising issuing new currency tokens for sale on the one or more cryptocurrency markets when an actual market price of the currency token exceeds the target exchange rate by more than a threshold percentage, and using proceeds from the sale exclusively to repurchase governance tokens from crypto markets for destruction.

14.   The method of claim 5, further comprising issuing governance tokens to repurchase currency tokens from the one or more cryptocurrency markets when the actual market price of the currency token falls below the target exchange rate by more than a threshold percentage, and destroying the repurchased currency tokens.

15.   The method of claim 1, wherein the smart contracts automatically adjust consumer reward percentages, merchant reward percentages, and the interest rate according to a predetermined policy cycle until inflation or deflation is stabilized at a range of an upper bound 2% and lower bound 2% from the target exchange rate.

REPLACEMENT SHEET

16. The method of claim 1, wherein the governance tokens are distributed, free of charge, to ensure participation in governmental affairs of the monetary system, such as rulemaking.

17. A method for an endogenous decentralized monetary system, comprising:

  i. providing a governance token, the holders of which have the right to participate in rulemaking or decision-making process for the monetary system; and

  ii. providing a currency token, which can be used by holders to purchase goods and services at participating retail merchants; and

  iii. the governance token, which must have a finite number; and

  iv. the currency token, which does not have a finite number; and

  v. the governance token, which is distributed, free of charge, to these retail merchants, individuals and entities who may participate in governmental affairs of the monetary system and may sell certain amount of governance token on crypto markets to form secondary markets for the governance token; and

  vi. the currency token, which will not be issued until the governance token has been traded on crypto markets for a certain time and reaches a certain price per unit; and

  vii. the currency token, whenever it is used by a consumer to purchase consumption goods and services at a retail merchant, various percentages of the currency token are paid by the monetary system, as rewards, to the consumer, merchant and crypto payment gateways (including all payment processors) through the merchant; and

21

REPLACEMENT SHEET

    viii.    the reward paid to crypto payment gateways through the merchant, which is to cover transaction fees charged whatsoever to the merchant by crypto payment gateways to achieve zero transaction fees for merchants; and

    ix.    the rewards to the consumer, the merchant and the crypto payment gateways through the merchant, which the monetary system can adjust for achieving zero inflation and deflation measured by the percentage change of prices of a set of consumption goods and services in the currency token in a given time period; and

    x.    the currency token holders, who receive an interest payment from the monetary system at an interest rate determined by the monetary system from time to time, although there is no borrowing and lending relationship between the monetary system and the currency token holders; and

    xi.    the interest rate, which can go as high or low as needed, but it will never be negative; and

    xii.    the interest rate, which the monetary system can adjust for achieving zero inflation and deflation; and

    xiii.    a target exchange rate between the currency token and the US dollar, which can be obtained through calculation under the *ceteris paribus* condition, because the currency token has a desired annual zero inflation / deflation rate and the US dollar has an actual annual core PCE inflation rate published monthly by the U.S. Bureau of Economic Analysis; and

    xiv.    the currency token's actual inflation and deflation, which can be measured by deviation from the target exchange rate, because the *ceteris paribus* condition can never be met; and

22

REPLACEMENT SHEET

xv.   a retail merchant, which receives the currency token from the monetary system to cover exchange loss caused by conversion from the token currency to the US dollar; and

xvi.   the merchant's exchange loss, which is measured by the difference between the target exchange rate and the actual exchange rate of the merchant's conversation from the currency token to the US dollar; and

xvii.   the currency token, which is newly created and sold by the monetary system on crypto markets in exchange for the US dollar stablecoins, when the currency token's price against US dollar is higher than the target exchange rate, and surpasses certain percentage of the target exchange rate at a given time period; and

xviii.   the proceeds of US dollar-pegged stablecoins received by the monetary system, which can only be used to buy back the governance token from crypto markets; and

xix.   the governance token bought back from crypto markets by the monetary system, which must be burnt (destroyed); and

xx.   the governance token, which the monetary system can issue to buy back the currency token, when the currency token's price against US dollar is lower than the target exchange rate, and surpasses certain percentage of the target exchange rate; and

xxi.   the currency token bought back by the monetary system, which must be burnt (destroyed); and

23

REPLACEMENT SHEET

xxii.    a first indicator of inflation and deflation, which is the difference between the currency token sold minus the currency token bought at a given time period; and

xxiii.    a direction to increase CryptoFed's interest rate and reduce the rewards to consumers and merchants, when the first indicator is negative; and

xxiv.    a direction to reduce CryptoFed's interest rate and increase the rewards to consumers and merchants, when the first indicator is positive; and

xxv.    a second indicator of inflation and deflation, which is the difference between the governance token sold minus the governance token bought at a given time period; and

xxvi.    a direction to increase CryptoFed's interest rate and reduce the rewards to consumers and merchants, when the second indicator is positive; and

xxvii.    a direction to reduce CryptoFed's interest rate and increase the rewards to consumers and merchants, when the second indicator is negative; and

xxviii.    an indicator of crisis of the currency token, which the governance token sold divided by the governance token bought exceeds two (2) in a given time period.

18.    The method of claim 17, wherein the monetary system is on blockchain.

19.    The method of claim 17, wherein the monetary system distributes the right to retail merchants, individuals or entities to acquire the governance tokens at their discretion.

20.    The method of claim 17, wherein there is a sign-up bonus for these consumers who are the first-time users of the currency token.

21.    The method of claim 17, wherein the given time period is three (3) months.

22.    The method of claim 17, wherein the interest rate is a standard interest rate which is 1% higher than the Fed's real federal funds rate defined as the Fed's effective federal funds

REPLACEMENT SHEET

rate minus the annual core PCE inflation rate published by the U.S. Bureau of Economic Analysis.

23.    The method of claim 22, wherein a typical life cycle of combined adjustments for curing inflation and / or deflation consists of the following steps, following the first indicator for the quarterly adjustment of CryptoFed's interest rate and rewards:

**Step 1:** A combination of 20% consumer reward reduction towards 5.5%, 15% merchant reward reduction towards 1% and 0.25% increase of interest rate from the Standard Ducat Interest Rate, can be implemented and repeated every quarter until the inflation is cured. The Standard Ducat Interest Rate is 1% higher than the Fed's real federal funds rate.

**Step 2:** Once the inflation is cured, the next quarterly adjustment is to reduce the interest rate 0.25% each quarter towards the Standard Ducat Interest Rate, while continuing the reduction of 20% on consumer reward rate and 15% on merchant reward rate to preempt inflation revival due to CryptoFed's interest rate reduction.

**Step 3:** When, and only when, CryptoFed's interest rate reaches the Standard Ducat Interest Rate, will the reductions of interest rate, consumer reward and merchant reward stop.

**Step 4:** If inflation restarts under the Standard Ducat Interest Rate, the reduction of 20% on consumer reward rate and 15% on merchant reward rate will be resumed until the rewards reach 5.5% to consumers and 1% to merchants.

**Step 5**: If inflation continues when consumer reward is 5.5% and merchant reward is 1%, the interest rate will be raised again by 0.25% each quarter until the inflation is cured or the interest rate reaches 5%, whichever is earlier.

**Step 6**: When, for four consecutive quarters, Ducat inflation cannot be cured by the combination of 5.5% reward rate to consumers and 1% to merchants, and 5% interest rate, then,

REPLACEMENT SHEET

the reward rate to consumers (5.5%) and to merchants (1%) will be lowered 20% quarterly

towards the direction of zero, until the inflation is cured.

**Step 7:** Once the inflation is cured, the highest priority is to reduce interest rate 0.25%

each quarter and move CryptoFed's interest rate towards the level of the Standard Ducat Interest

Rate, but the interest rate previously reduced will be reversed if inflation restarts.

**Step 8:** If the Standard Ducat Interest Rate is reached and maintained, the reward rate to

consumers will be raised 20% each quarter towards 5.5% or higher and the reward to merchants

15% each quarter towards 1% or higher respectively, but the rewards previously raised will be

reversed if inflation restarts.

**Step 9**: Under the condition that CryptoFed's interest rate is on the level of the Standard

Ducat Interest Rate, the reward rate to consumers is 5.5% or higher, and the reward to merchants

is 1% or higher respectively, if there is neither inflation nor deflation, the status quo will be

maintained.

**Step 10:** If there is deflation, the increase of 20% of the consumer reward rate and 15%

of the merchant reward rate respectively, will be repeated every quarter until the deflation is

cured, while the Standard Ducat Interest Rate is maintained.

**Step 11:** The life cycle of Step 1 through Step 10 can be repeated as needed.

24.     The method of claim 23, wherein the combination of the reward rates and interest rate

        can be further adjusted.

International Application Number: US2025049220
Letter accompanying amendments under Article 34
submitted with Demand for IPEA dated 05 Jun 2026

Attorney Docket No.: 19293.02

Int'l App. No.: PCT/US2025/049220

## BEFORE THE INTERNATIONAL PRELIMINARY EXAMINING AUTHORITY / KR

Re Application of:

**MSHIFT, INC.**

App. No.: **PCT/US2025/049220**

Filed: **2 October 2025**

Priority Date: **4 October 2024**

For: **METHODS FOR ENDOGENOUS DECENTRALIZED MONETARY SYSTEMS**

**Filed via ePCT**

## ARTICLE 34 AMENDMENT

In response to the Written Opinion of the International Searching Authority ("ISA Written Opinion") dated 2 February 2026, pursuant to PCT Article 34, Applicant MShift, Inc. hereby respectfully submits replacement sheets for the claims, amending the claims as follows:

Claim 1 amended;

claim 2 cancelled;

claims 3 to 9 unchanged;

claim 10 cancelled;

claims 11 to 14 amended;

claims 15 to 24 unchanged.

International Application Number: US2025049220
Letter accompanying amendments under Article 34
submitted with Demand for IPEA dated 05 Jun 2026

Attorney Docket No.: 19293.02
Int'l App. No.: PCT/US2025/049220

### (i) Basis for the Amendments

Claim 1 has been amended to incorporate the features of the original claims 2 and 10. The subject matter of original claim 2 is included in "f)" in claim 1 and the subject matter of claim 10 is included in "g)" in claim 1. The basis for this claim 1 amendment can be found in original claims 2 and 10 as filed.

Claims 11 to 13 have been amended to be dependent on the claim 1 in view of the incorporation of claim 10 into claim 1 as claims 11 to 13 were previously dependent on claim 10. The basis for these claims 11 to 13 amendments can be found in the original claims 11 to 13 as filed.

Claim 14 has been amended to be dependent on the claim 5. The basis for this claim 14 amendment can be found in the original claim 14 as filed.

### (ii) Reasons for the Amendments

In the Written Opinion of the International Searching Authority, it is stated, "The additional features of claims 3, 6, 9-10, and 15 are not disclosed in any one of the prior art documents, nor are they obvious to a person skilled in the art over the documents taken alone or in combination" and these claims are novel and involve an inventive step.

Claim 1 has been amended to incorporate the features of claim 10, and therefore it is respectfully submitted that as amended, claim 1 is novel and involves an inventive step.

The Written Opinion also includes "observations on the clarity of the claims".

It is asserted that claim 13 is unclear because the claims lack antecedent basis due to a lack of dependency on claim 2. As claim 13 has been amended to refer to claim 1, and claim 1 has been amended to incorporate the features of claim 2, it is respectfully requested that this objection be withdrawn.

2

International Application Number: US2025049220
Letter accompanying amendments under Article 34
submitted with Demand for IPEA dated 05 Jun 2026

Attorney Docket No.: 19293.02
Int'l App. No.: PCT/US2025/049220

It is asserted that claim 14 is unclear because the claim lacks antecedent basis due to a lack of dependency on claims 2 and 5. As claim 14 has been amended to refer to claim 5, which depends on claim 1 which has been amended to incorporate the features of claim 2, it is respectfully requested that this objection be withdrawn.

It is also asserted that claim 15 is unclear because the claims lack antecedent basis due to a lack of dependency on claim 10. As claim 1 has been amended to incorporate the features of claim 10, it is respectfully requested that this objection be withdrawn.

Applicant submits to IPEA/KR with this Article 34 Amendment a Demand for Preliminary Examination. It is respectfully submitted that in view of the foregoing, the claims as amended are novel and possess an inventive step.

Respectfully submitted,

Dated: June 4, 2026

/Steven T. Cooper/
Steven T. Cooper
Attorney for Applicant
USPTO Reg. No. 65716

FALCON RAPPAPORT & BERKMAN LLP
55 Smith Avenue
Mt. Kisco, NY 10549
Customer No. 207724